FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the period of: February 19, 2011 to April 14, 2011

Platinum Group Metals Ltd.

(SEC File No. 0-30306)

Suite 328 – 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA

Address of Principal Executive Office

Indicate by check mark whether the registrant files or will file annual reports under cover:  Form 20-F [  ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes  [   ]  No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2011	“R. Michael Jones”
R. MICHAEL JONES DIRECTOR & CEO

Exhibit List

99.1     Consolidated Financial Statements (Unaudited) For the three and six months ended February 28, 2011

99.2     Supplementary Information and MD&A For the three and six months ended February 28, 2011
99.3     Form 52-109F2 Certification of Interim Filings - Chief Executive Officer

99.4     Form 52-109F2 Certification of Interim Filings - Chief Financial Officer

99.5     News Release dated April 4, 2011

99.6     News Release dated April 12, 2011
99.7     News Release dated April 14, 2011